Exhibit 2.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021, Pingtan Marine Enterprise Ltd. (“Company,” “PME,” “we,” “our” and “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, ordinary shares, par value of $0.001 per share (“ordinary shares”). Our ordinary shares are currently listed for trading on the Nasdaq Capital Market under the symbol “PME.”

The following description summarizes the most important terms of our share capital. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated memorandum and articles of association, and the certificate of designation of the Series A Preferred Shares (the "Certificate of Designation"), a copy of which has been filed with the SEC, and the applicable provisions of the Companies Act (As Revised), as amended (the “Companies Act”).

General

The Company’s authorized share capital consists of 125,000,000 ordinary shares of par value $0.001 each, of which 85,940,965 shares were issued and outstanding as of December 31, 2021, 1,000,000 preferred shares of par value of US$0.001 each, of which no shares are issued and outstanding, and 4,000,000 Series A Preferred Shares of a par value of US$0.001 each, of which no shares are issued and outstanding.

Ranking

Except to the extent that the holders of at least 2/3rds of the issued and outstanding Series A Preferred Shares expressly consent to the creation of parity shares (i.e. of pari passu rank to the Series A Preferred Shares in respect of the preferences as to dividends, distributions and payments upon a liquidation) or senior preferred shares (i.e. of senior rank to the Series A Preferred Shares in respect of the preferences as to dividends, distributions and payments upon a liquidation), all of our share capital shall be junior in rank to all Series A Preferred Shares with respect to the preferences as to dividends, distributions and payments upon a liquidation.

Dividends

The holders of our shares are entitled to such dividends as may be declared by our board of directors. If any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Holders of Series A Preferred Shares are entitled to receive dividends on Series A Preferred Shares on the stated value of such Series A Preferred Share at a dividend rate equal to 8.0% per annum (the “Dividend Rate”), which shall be cumulative and shall continue to accrue and compound annually whether or not declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year. Dividends will be payable quarterly in arrears. At our sole election, and subject to certain conditions, we may pay dividends in part or in ordinary shares or cash. Holders of Series A Preferred Shares are guaranteed dividends at the Dividend Rate for a period of one year from the anniversary of the original issue date. Any dividends that would have accrued with respect to the Series A Preferred Shares being redeemed or converted prior to such one-year anniversary will be accelerated and payable to the holders in connection with such conversion or redemption. Under Cayman Islands law, a Cayman Islands company may pay a dividend only out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the shares are entitled to vote. Except as otherwise provided in the Certificate of Designation or required by law, the Series A Preferred Shares shall have no voting rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. Our amended and restated memorandum and articles of association do not provide for cumulative voting.

Liquidation

Upon any liquidation, holders of Series A Preferred Shares will be entitled to receive out of our assets, whether from capital or from earnings available for distribution to its shareholders, before any amount shall be paid to the holders of any junior shares, an amount per Series A Preferred Share equal to the stated value thereof plus any accrued but unpaid dividends thereon, including the guaranteed dividend; provided that if the liquidation funds are insufficient to pay the full amount due to the holders of Series A Preferred Shares and parity shares, then each such holder will receive a percentage of the liquidation funds equal to the full amount of liquidation funds payable to such holders of Series A Preferred Shares and parity shares as a liquidation preference, in accordance with their respective certificate of designation (or equivalent), as a percentage of the full amount of liquidation funds payable to all such holder of Series A Preferred Shares and parity shares.

Subject to the above, on the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Conversions

Optional Conversions. Each Series A Preferred Share is convertible into ordinary shares, at the option of the holder, at a conversion price described in the Certificate of Designation. This right to convert is limited by the beneficial ownership limitation described below.

Mandatory Conversions. On each Monday following the 14th date after the original issue date, the Series A Preferred Shares shall be converted into ordinary shares at a rate equal to (i) the lesser of (x) $250,000 of the stated value of the Series A Preferred Shares per holder or (y) all remaining Series A Preferred Shares held by such holder, plus (ii) the number of additional Series A Preferred Shares as determined by such holder and as set forth in a conversion notice delivered by such holder to us by facsimile or other form of electronic delivery, until all Series A Preferred Shares held by such holder have been converted into ordinary shares or are no longer issued and outstanding. Mandatory conversions are subject to the limits set forth in the Certificate of Designation, including the beneficial ownership limitation described below, and shall only occur so long as certain equity conditions described in the Certificate of Designation are fulfilled.

Beneficial Ownership Limitation

We shall not convert any Series A Preferred Shares, and a holder shall have no right to convert any portion of its Series A Preferred Shares, to the extent that, after giving effect to such conversion, such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or any such affiliate, would beneficially own in excess of 4.99% of the ordinary shares issued and outstanding immediately after giving effect to such conversion. By written notice to us, a holder may increase or decrease such percentage to any other percentage not in excess of 9.99%. Beneficial ownership of the holder and its affiliates will be determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms if the issuance of the shares of that class) may , whether or not our Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking paripassu with such existing class of shares.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we shall hold a general meeting as our annual general meeting each year and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by our directors and if no other time and place prescribed by them, it shall be held at the registered office of the Company on the second Wednesday in December of each year at 10 o’clock in the morning.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors, chief executive officer or the chairman of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles or association allow our shareholders holding shares representing in aggregate, not less than ten percent of the par value of the capital of our company which as at that date carries the right of voting at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

The quorum at any general meeting is two members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative shall be a quorum unless the Company has only one member entitled to vote at such general meeting in which case the quorum shall be that one member present in person or by proxy.

Election and Removal of Directors

The board is divided into three classes: Class A, Class B and Class C and the number of directors in each class shall be as nearly equal as possible. At each annual general meeting, Directors are elected for a term of office to expire at the third succeeding annual general meeting.

The directors of our Company may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with our amended and restated memorandum and articles of association as the maximum number of directors.

Our shareholders may also appoint any person to be a director by an ordinary resolution. A director may be removed with or without cause by an ordinary resolution of our shareholders passed at a general meeting.

Proceedings of Board of Directors

Our amended and restated memorandum and articles of association provide that our business is to be managed by our directors who may exercise all the powers of the Company. The quorum necessary for the board meeting may be fixed by the board and, unless so fixed at another number, will be two or more directors.

Our amended and restated memorandum and articles of association provide that the board may exercise all the powers of our company to borrow money and to mortgage or charge our company’s undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock , mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders,

(b)	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, or

(c)	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification

Our amended and restated memorandum and articles of association provide each Director, agent or officer of the Company shall be indemnified out of assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or willful default. No such Director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or willful default of such Director, agent or officer.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees providing for indemnification to the fullest extent permitted by Cayman Islands law and, in certain respects, the indemnification agreements may provide greater protection than that specifically provided for by Cayman Islands law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted with respect to our directors or officers or persons controlling us under the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Power to Issue Shares

Our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

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